Teva to Report Second Quarter 2014 Financial Results on July 31, 2014

Jerusalem, July 18, 2014 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that it will release its second quarter 2014 financial results on Thursday,
July 31, 2014 at 7:00 a.m. ET.

Teva will host a conference call and live webcast on the same day, at 8:00 a.m. ET to discuss its second quarter 2014 results and overall business environment. A Question & Answer session will follow this discussion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-904-9433; Canada 1-866-361-5782; International +44(0) 1452 580111; passcode: 65239352. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva’s website at: www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company’s website. The replay can also be accessed until August 8, 2014, at 11:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44 (0) 1452 550000; passcode: 65239352#.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.